P.E 2/4/02

EXECUTED

02012893

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

RECD S.E.C.
FEB 4 2002
1086

FORM 6-K

**REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934**

Dated February 4, 2002

IMPERIAL CHEMICAL INDUSTRIES PLC

(Translation of Registrant's Name Into English)

**Imperial Chemical House, Millbank
London SW1P 3JF
England
011-44-(0)20-7834-4444**
(Address of Principal Executive Offices)

PROCESSED
FEB 11 2002
THOMSON
FINANCIAL

THIS REGISTRATION STATEMENT, INCLUDING EXHIBITS, CONSISTS OF 22 PAGES. EXHIBIT INDEX APPEARS ON PAGE 2

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F : ☒ Form 40-F 9 ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No : ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

INTRODUCTION

The information contained in this Report on Form 6-K (the "Report") is being furnished in connection with the filing today of Imperial Chemical Industries PLC's Registration Statement on Form F-3 (the "Registration Statement") and will be incorporated by reference into the Registration Statement.

1. Board of Directors

At February 1, 2002, the Directors of Imperial Chemical Industries PLC ("ICI" or "Group") and their functions in the Group are as follows:

Lord Alexander James Trotman of Osmotherley—Chairman

Appointed a Non-Executive Director in 1997, he became Chairman in January 2002. He was Chairman and Chief Executive Officer of Ford Motor Company until his retirement in 1998. He joined Ford in the UK in 1955 and was appointed to the Board of Directors in 1993. He is a member of the Board of Directors of IBM and of the New York Stock Exchange. Aged 68.

Dr. Brendan Richard O'Neill—Chief Executive

Appointed a Director and Chief Operating Officer in 1998 and Chief Executive in 1999. He was formerly Chief Executive of Guinness Limited. He is also a Non-Executive Director of EMAP plc. Aged 53.

Timothy Alexander Scott—Chief Financial Officer

Appointed a Director and Chief Financial Officer in 2001. He is Chairman of the ICI Charity Trust and Appeals Committee. He joined Unilever in 1983 and held a variety of senior roles in their Speciality Chemicals business and group headquarters. He worked subsequently for ICI as Chief Administrative Officer for ICI Paints in North America and Vice President, Strategy and Performance. Aged 39.

Paul Joseph Drechsler—Director

Appointed a Director in 1999. He is Chairman and Chief Executive of Quest International. He joined ICI in 1978 and has held senior positions in Brazil, USA and Europe. He is Chairman of ICI Pensions Trustee Limited, has Board responsibility for Sustainable Development within ICI and is a member of the Council of the World Business Council for Sustainable Development. Aged 45.

Dr. John David Gibson McAdam—Director

Appointed a Director in 1999. He is Chairman and Chief Executive of ICI Paints and has board responsibility for Research , Development and Technology. He joined ICI in 1997 following the acquisition of the Speciality Chemicals business from Unilever, where he held a number of senior positions. He is also a Non-Executive Director of Severn Trent Plc. Aged 53.

William Howard Powell—Director

Appointed a Director in 2000. He is Chairman and Chief Executive Officer of National Starch and Chemical Company and has Board responsibility for Group Safety, Health and the Environment. He joined ICI in 1997 following the acquisition of the Speciality Chemicals business from Unilever, where he held a number of senior positions. He is a past Chairman of the Corn Refiners Association and currently an Honorary Director. He is a member of the Institute of Food Technologists and the American Institute of Chemical Engineers. He is also a member of the Board of Overseers of the New Jersey Institute of Technology and a member of the Board of Trustees of the State Theater of New Jersey. Aged 56.

Adri Baan—Non-Executive Director

Appointed a Non-Executive Director in 2001. He is a Director of PSA Corporation Limited (Port of Singapore Authority), ASM International N.V., Koninklijke Volker Wessels Stevin nv, Integrated Production and Test Engineering NV, NPM Capital and KAS BANK NV. Until his retirement in March 2001 he was Executive Vice President of Royal Philips Electronics and President and Chief Executive Officer of their Consumer Electronics Division. Aged 59.

Lord Frederick Edward Robin Butler of Brockwell, GCB, CVO—Non-Executive Director

Appointed a Non-Executive Director in 1998. He is Master of University College, Oxford and a Non-Executive Director of HSBC Holdings plc. He was formerly Secretary of the Cabinet and Head of the UK Home Civil Service. Aged 64.

Joseph Tolle Gorman—Non-Executive Director

Appointed a Non-Executive Director in 2000. He is Chairman of the ICI Audit Committee. He was formerly Chairman and Chief Executive Officer of TRW Inc. He is also a Director of Alcoa, Inc., The Procter & Gamble Company and National City Corporation. He is a past Chairman and current member of the US-Japan Business Council and serves on the Boards of the US-China Business Council and The Prince of Wales Business Leaders Forum. He is active in numerous business and community organizations. Aged 64.

Richard Neil Haythornwaite—Non-Executive Director

Appointed a Non-Executive Director in 2001. He is Chairman of the ICI Remuneration and Nomination Committee. He is Group Chief Executive of Invensys plc and a Non-Executive Director of Lafarge S.A. and Cookson Group plc. He previously held senior positions with Blue Circle Industries plc, BP plc and Premier Oil plc. He is also Chairman of the Centre for Creative Communities and the Almeida Theatre Company. Aged 45.

The business address of each of the Directors is 9 Millbank, London SW1P 3JF, England.

2. Directors' service agreements and terms of appointment

Details of certain Directors' service contracts which have been entered into since March 12, 2001 are as follows:

(a) Lord Trotman

Lord Trotman was appointed as a Non-Executive Director on July 1, 1997 and, by an agreement dated January 31, 2002 between ICI and Lord Trotman, as Non-Executive Chairman of ICI with effect from January 1, 2002. Either party may terminate the agreement by giving not less than 12 months' notice in writing. He receives an annual fee of £200,000. Lord Trotman does not participate in any of the Company's incentive arrangements.

(b) Timothy A. Scott

By an agreement dated May 11, 2001 between ICI and Timothy Alexander Scott, Mr Scott was appointed as an Executive Director of ICI, with effect from May 23, 2001. Either party may terminate the agreement by giving not less than 12 months' notice in writing. Mr Scott's current salary is £250,000 per annum. In addition, Mr Scott receives a company car, private health care, medical insurance, life insurance and pension benefits.

3. Directors' remuneration

(a) Executive Directors are eligible to participate in the following incentive arrangements:

(i) Annual Incentive Plan, which rewards the achievement of annual financial and tactical goals of ICI and its businesses. For the 2002 financial year, the on-target bonus opportunity has been positioned at 50% for both US and UK Directors, in order to create sharp focus on a number of critical business imperatives for the coming year, and against the background of zero annual salary increases. The goals for the achievement of an on-target award are highly challenging and have been set by the Remuneration and Nomination Committee of the Board. A maximum bonus of 100% (UK and US) is theoretically possible for the significant over-achievement of these goals.

(ii) The Performance Growth Plan ("PGP"), which drives and rewards longer-term business performance improvement, strengthens the alignment of participants' interests with shareholders by placing a greater emphasis on sustained long-term value creation.

For Executive Directors, the PGP makes conditional awards of ordinary shares ("ICI Shares") linked to performance over a three year period as follows:

- Chief Executive/Chief Financial Officer: ICI's relative TSR; and
- other Executive Directors: a mix of ICI's relative TSR and economic profit of the participant's own business.

In addition, the Remuneration and Nomination Committee must be satisfied that the underlying performance of ICI justifies the receipt of any ordinary shares of ICI .

The maximum conditional award, which is 100% of base salary per annum (200% in the case of US Directors), is linked to at least upper quartile performance versus the peer group. For median TSR performance, only 40% of the maximum award will be paid. No payment is made for a below median TSR performance. Where awards are based on a mixture of TSR and economic profit of the relevant business, the economic profit measure is broadly aligned with ICI's relative TSR performance.

(iii) Share Option Scheme, which rewards longer-term corporate performance as reflected in share price appreciation. Option grants may be made annually, and are based on individual performance and potential impact on longer-term business results. The target annual grant for the Chief Executive is a face value of 150% of base salary, and for other UK based Directors is 125% of base salary. (For US based Directors, it is 200% of salary and grants are made as Share Appreciation Rights). The Remuneration and Nomination Committee has the discretion to make individual grants in a zero to 150% range around these target levels.

(b) The Non-Executive Directors (other than Lord Trotman who is Chairman and the details of whose terms of appointment are set out above) receive annual fees of the following amounts:

Lord Butler	£30,000
Joseph T. Gorman	£40,000
Richard N. Haythornthwaite	£40,000
Adri Baan	£30,000

4. Directors' and others' interests

(a) At February 1, 2002, the interests of the Directors (and persons connected with them within the meaning of section 346 of the U.K. Companies Act 1985, as amended) in the share capital of ICI, were as follows.

(i) ICI Shares and share Options

	ICI Shares[1]			
	Beneficial[2]	Non-Beneficial	Options over ICI Shares	Contingent Interest in matched ICI Shares[3]
Lord Trotman	46,500	—	—	—
Dr. Brendan R. O'Neill	104,193	—	852,199	31,193
Paul J. Drechsler	59,542	—	353,386	21,326
Dr. John D.G. McAdam	20,178	—	322,764	17,126
William H. Powell	45,720	—	603,816	—
Timothy A. Scott	8,365	—	178,135	7,921
Adri Baan	—	—	—	—
Lord Butler	1,000	—	—	—
Joseph T. Gorman	8,000	—	—	—
Richard N. Haythornthwaite	1,698	—	—	—

In addition, certain Directors have a conditional interest in ICI Shares under the ICI Performance Growth Plan set out under (ii) below.

Notes:

(1) For the purpose of this table, interests in American Depositary Receipts (''ADRs'') have been disclosed as share equivalents; each ADR represents four ICI Shares.

(2) In addition, all Directors (other than Non-Executive Directors) are deemed to have an interest in the ICI Shares and ADRs held by Impkemix Trustee Limited, a company which holds ICI Shares in trust to hedge senior staff share schemes. At February 1, 2002 these interests related to 5,634,706 ICI Shares (including ADRs expressed as ICI Share equivalents).

(3) Certain Executive Directors have a contingent interest in matched ICI Shares under the ICI UK Bonus Conversion Plan provided in respect of 1998 and 1999 bonuses. This plan operated for the last time in respect of the 1999 financial year. A bonus recipient could elect to have ICI Shares purchased at market value with part or all of the net bonus after tax. After three years, ICI Shares purchased in the plan are released and matched by an equal number of ICI Shares by ICI, provided the individual remains an employee of the Group.

(ii) Share Awards

The following directors have been granted the following condition awards over ICI Shares under the ICI Performance Growth Plan:

	Year of Award	ICI Shares that would be awarded for median TSR/on target Economic Profit Performance		Maximum number of ICI Shares that could be awarded		Performance Period
		TSR Measure	Economic Profit Measure	TSR Measure	Economic Profit Measure	
Dr. Brendan R. O'Neill	2001	46,680	n/a	116,698	n/a	01.01.01-12.31.03
	2000	36,682	n/a	91,706	n/a	01.01.00-12.31.03
Paul J. Dreschsler	2001	11,955	11,955	29,888	23,910	01.01.01-12.31.03
	2000	9,123	9,123	22,809	18,246	01.01.00-12.31.03
Dr. John D.G. McAdam	2001	12,904	12,904	32,260	25,808	01.01.00-12.31.03
	2000	9,793	9,793	24,484	19,586	01.01.00-12.31.03
William H. Powell(1)	2001	39,848	39,848	97,404	79,696	01.01.01-12.31.03
	2000	29,016	29,016	70,936	58,032	01.01.01-12.31.03
Timothy A. Scott	2001	18,976	n/a	47,438	n/a	01.01.01-12.31.03

Notes:

(1) Mr William H. Powell's award is in the form of ADRs, but for the purposes of this table has been disclosed in terms of ICI Share equivalents.

(b) (i) The aggregate of the remuneration paid and benefits in kind granted to the Directors by any member of the Group in respect of the year ended December 31, 2001 was approximately £3,083,000 including, without limitation, benefits from car schemes, loans and health insurance arrangements.

(ii) Dr. McAdam has an interest free loan of £7,000 relating to the grant of share options under a ICI Share Scheme whilst tax resident in the Netherlands and prior to becoming a Director of ICI. There are no other outstanding loans granted by ICI or any member of the Group to any Director nor are there any guarantees provided by any member of the Group for the benefit of any Director.

5. Substantial Shareholders

At February 1, 2002, the directors were aware of the following persons who were directly or indirectly, interested in 3% or more of the existing ordinary share capital of ICI:

	Amount owned (number of shares)	
Identity group	Millions	per cent. of class
Brandes Investment Partners LP	80,852	11.11
Barclays Bank PLC	22,309	3.06
Franklin Resources Inc.	35,361	4.86
JP Morgan Chanse Bank[1]	95,597	13.13

Note:

(1) The interest relates to ADRs issued by JP Morgan Chase Bank, as depositary, which evidence ADSs.

The voting rights of the major shareholders, listed in the table above, do not differ from those of any other holder of ICI Shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMPERIAL CHEMICAL INDUSTRIES PLC

Date: February 4, 2002

By ______________________

Name: Debjani Jash

Title: Company Secretary

EXHIBIT INDEX

Exhibit Number	Description	
10.1	Service Agreement between ICI and Lord Alexander James Trotman of Osmotherley.	9
10.2	Service Agreement between ICI and Timothy A. Scott.	13

EXHIBIT 10.1

Debjani Jash
Company Secretary

ICI Group Headquarters
9 Millbank
London SW1P 3JF
Telephone 020 7834 4444
Direct Line 020 7798 5437
Direct Fax 020 7798 5891
e-mail debjani_jash@ici.com
http://www.ici.com

STRICTLY PERSONAL

The Lord Trotman
One Parklane Boulevard
Suite 1205 East
Dearborn
Michigan 48126
USA

Date
7 January 2002

Dear Alex

APPOINTMENT AS CHAIRMAN OF IMPERIAL CHEMICAL INDUSTRIES PLC

I write to confirm the terms of your appointment as Non-Executive Chairman of Imperial Chemical Industries PLC (the ***Company***), such appointment to take effect from 1 January 2002.

Definitions

1. In this Letter of Appointment the following expressions shall have the following meanings:

Appointment means your appointment as Non-Executive Chairman of the Company;

Board means the board of directors of the Company from time to time or a duly constituted committee thereof;

Effective Date means 1 January 2002;

Group Company means the Company, any holding company of the Company and any subsidiary of the Company or of any such holding company (with holding company and subsidiary having the meanings given to them by section 736 Companies Act 1985.)

Appointment

2. Your Appointment as Chairman will commence on the Effective Date and will continue until terminated by either party on not less than 12 months' notice in writing, or as agreed.

Duties

3. During your Appointment, you will be required to attend and chair the Annual General Meeting of the Company, regular and emergency Board meetings, any Extraordinary General Meeting of the Company and to serve and/or chair on any committees of the Board to which you are appointed. You will also perform such other duties associated with the strategy, direction and performance of the Company and other Group Companies and the co-ordination of their activities as fall to be carried out by a Chairman.

4. It is envisaged that you will be required to work up to 120 days per annum in the performance of your duties. Your duties will be performed both in the US and the UK, although you will not be required to spend more than 60 days in the United Kingdom during any United Kingdom tax year (6 April-5 April).

Fees

5. You will be entitled to a fee for your services as Non-Executive Chairman of £200,000 per annum (less any necessary statutory deductions). This will be converted at the applicable spot exchange rate and will be paid in arrears in US dollars to a US bank account nominated by you in equal monthly instalments. Your fee will be reviewed annually by the Board.

Expenses

6. The Company will reimburse (or procure the reimbursement of) all out-of-pocket expenses properly and reasonably incurred by you in the course of carrying out your duties subject to production of receipts or other appropriate evidence of payment (including travel expenses to and from the United States incurred by you in the performance of your duties).

Other Benefits

7. For the avoidance of doubt, you will not be eligible to receive any payments or benefits other than as provided for by this Letter of Appointment.

Other directorships and business interests

8. The Company recognises that you have other duties and business interests. Accordingly, you will be expected to notify the Board of any direct conflict of interest which may arise due to your duties as Chairman of the Company and any other duties or business interests which you currently have.

Restraint on Activities of Chairman and Confidentiality

9. Except insofar as such information is already in the public domain you will keep secret and will not at any time (whether during the course of your Appointment or thereafter) use for your own or another's advantage, or reveal to any person, firm, company or organisation and shall take appropriate steps (where necessary) to

prevent the publication or disclosure of any information relating to the business or interests of the Company or Group company or any secret or confidential information acquired in consequence of your Appointment which you know or ought reasonably to have known to be confidential.

Governing Law

10. This Letter of Appointment is governed by, and shall be construed in accordance with, the laws of England.

Please confirm your agreement to the above by signing and returning to me the enclosed duplicate of this letter.

Yours sincerely

FOR AND ON BEHALF OF IMPERIAL CHEMICAL INDUSTRIES PLC

I have read and agree to the above terms regarding my Appointment as Non-Executive Chairman of Imperial Chemical Industries PLC.

.... January 31 '02

LORD TROTMAN DATE

EXHIBIT 10.2

11 May 2001

IMPERIAL CHEMICAL INDUSTRIES PLC

TIMOTHY ALEXANDER SCOTT

EMPLOYMENT AGREEMENT

THIS AGREEMENT is made on 11 May 2001

BETWEEN

(1) **IMPERIAL CHEMICAL INDUSTRIES PLC** a company which has its registered office at Imperial Chemical House, Millbank, London SW1P 3JF (the "Company"); and

(2) **TIMOTHY ALEXANDER SCOTT** of Gate Cottage, The Street, West Clandon, Guildford, Surrey, GU4 7SU ("Mr Scott")

IT IS AGREED as follows:-

DEFINITIONS

1. In this Agreement the following expressions shall have the following meanings:

   "Board" means the Company's board of directors or a duly constituted committee of the board of directors;

   "Effective Date" means 23 May 2001;

   "Employment" means Mr Scott's employment under this Agreement;

   "Group Company" means the Company, any holding company of the Company and any subsidiary of the Company or of any such holding company (holding company and subsidiary have the meanings given to them by section 736 Companies Act 1985);

   "Recognised Investment Exchange" has the meaning given to it by section 207 of the Financial Services Act 1986; and

   "Working Hours" has the meaning given to it by clause 3.2.

TERM AND JOB DESCRIPTION

2.1 From the Effective Date, Mr Scott shall act as the Company's Chief Financial Officer.

2.2 Mr Scott's period of continuous employment for statutory purposes began on 30 August 1983.

2.3 Subject to clauses 2.4 and 14, the Employment will continue indefinitely unless terminated by either party giving the other 12 months written notice.

2.4 The Employment will terminate automatically on Mr Scott's 62nd birthday.

DUTIES

3.1 During the Employment, Mr Scott will diligently perform all such duties and exercise all such powers assigned to him from time to time by the Board, and unless prevented by sickness, injury or other incapacity, will devote the whole of his time, attention and abilities during his Working Hours to the business of the Company and the Group.

3.2 Mr Scott's Working Hours shall be the Company's normal business hours together with such additional hours necessary for the proper performance of his duties. Mr Scott acknowledges that he has no entitlement to additional remuneration for any working time in excess of the Company's normal business hours.

3.3 Mr Scott's normal place of work shall be the Company's UK head office from time to time.

3.4 Mr Scott agrees to travel (both within and outside the United Kingdom) as necessary for the proper performance of his duties under the Employment.

SALARY

4.1 From 1 May 2001, Mr Scott's salary will be £250,000 per annum (less any required deductions). His salary will be reviewed annually during the Employment, with the first review to take place in January 2002. However, no salary review will take place after notice has been given by either party to terminate the Employment. The Company is under no obligation to increase Mr Scott's salary following a salary review, but will not decrease it.

4.2 Mr Scott's salary will accrue on a daily basis, and will be payable in arrears in equal monthly instalments.

4.3 Mr Scott's salary will be inclusive of all fees and other remuneration to which he may be or become entitled as an officer of the Company or of any other Group Company.

INCENTIVE PLANS

5. Subject to all awards and payments under the relevant plans being made at the sole discretion of the Company and, as appropriate, the Company Remuneration Committee, Mr Scott may be eligible to participate in the following senior executive incentive plans or any additional or replacement plans from time to time in force (subject always to the terms and conditions of such plans from time to time):

(a) **Annual Incentive Plan**

The terms of the Annual Incentive Plan will be set on an annual basis. For the 2001 financial year, Mr Scott's annual bonus target will be 25% of salary with a maximum bonus of 50% (for the 2001 financial year, bonus will be calculated by reference to a salary of £250,000) . Details of the performance measures which apply, their weightings and the appropriate financial targets for the relevant financial year will be supplied to Mr Scott separately.

(b) **Performance Growth Plan**

Mr Scott will be entitled to receive annually an award under the Performance Growth Plan for the 3-year performance cycle commencing on 1 January each year. Mr Scott's award in respect of the 2001 to 2003 cycle will be based upon a salary of £250,000 per annum.

(c) **Share Option Scheme**

Mr Scott's target grant level will be 125% of his basic salary (calculated for the 2001 financial year by reference to a salary of £250,000 per annum)

EXPENSES

6. The Company will reimburse all out-of-pocket expenses properly and reasonably incurred by Mr Scott in the course of his Employment subject to appropriate evidence of payment.

COMPANY CAR

7. During the Employment, the Company will provide Mr Scott with a car in accordance with the terms of the Company Car Scheme from time to time in force. If Mr Scott elects to opt out of the Company Car Scheme, he will be entitled to an annual car allowance of £11,500 (before deductions). The car allowance is not pensionable nor is it taken into account in determining levels of award or payment under any of the Company's incentive plans.

PENSION

8. Mr Scott is entitled to remain a member of the ICI Speciality Chemicals Pension Fund (the "Scheme") on the terms previously notified to him subject to the terms and conditions of the trust deed and rules governing the Scheme from time to time in force, and to any Inland Revenue or other applicable limits.

PRIVATE MEDICAL INSURANCE

9. During the Employment Mr Scott will be entitled to private medical insurance with the Company's designated provider, the premium to be paid by the Company.

HOLIDAY

10. Mr Scott is entitled to 25 working days' paid holiday per calendar year during his Employment (plus bank and public holidays in England), to be taken as agreed with the Company. The right to paid holiday will accrue pro-rata during each calendar year of the Employment.

SICKNESS AND OTHER INCAPACITY

11. In the event of Mr Scott's inability to carry out his duties as a result of sickness or injury the Company shall continue to pay Mr Scott his basic salary at the full rate for the first 365 days of any period of absence but subject to an aggregate maximum of 365 days in any consecutive period of 24 months during the Employment.

OTHER INTERESTS

12.1 Subject to clause 12.2, during the Employment Mr Scott will not (without the Board's prior written consent) be directly or indirectly engaged, concerned or interested in any other business activity, trade or occupation nor hold directorships or other offices in non-Group Companies.

12.2 Notwithstanding clause 12.1, Mr Scott may hold for investment purposes an interest (as defined by Schedule 13 Companies Act 1985) of up to 3 per cent in nominal value or (in the case of securities not having a nominal value) in number or class of securities in any class of securities listed or dealt in a Recognised Investment Exchange, or an interest (as defined by Schedule 13 Companies Act 1985) of up to 3 per cent in a private company, provided that the company which issued the securities does not carry on a business which is similar to or competitive with any business for the time being carried on by any company in the Group.

SHARE DEALING AND OTHER CODES OF CONDUCT

13. Mr Scott will comply with all codes of conduct adopted from time to time by the Board and with all applicable rules and regulations of the London Stock Exchange and any other relevant regulatory bodies, including the Model Code on dealings in securities.

TERMINATION AND SUSPENSION

14.1 Either party may terminate the Employment in accordance with clause 2.3.

14.2 The Company, in its sole discretion, may also terminate the Employment at any time by paying a sum in lieu of notice equal to 12 months gross basic salary together with the gross value of the other benefits Mr Scott is entitled to receive under this Agreement at the date of termination.

14.3 The Company may also terminate the Employment immediately and with no liability to make any further payment to Mr Scott (other than in respect of amounts accrued due at the date of termination) if Mr Scott is guilty of any serious or repeated neglect of duty or serious misconduct during the Employment, or is declared bankrupt or insolvent, or makes any arrangement with his creditors. This clause shall not restrict any other right the Company may have (whether at common law or otherwise) to terminate the Employment summarily. Any delay by the Company in exercising its rights under this clause shall not constitute a waiver of those rights.

14.4 On termination of the Employment for whatever reason (and whether in breach of contract or otherwise) Mr Scott will:

(a) immediately deliver to the Company all books, documents, papers, computer records, computer data, credit cards, his company car together with its keys, and any other property relating to the business of or belonging to the Company or any other Group Company which is in his possession or under his control. Mr Scott is not entitled to retain copies or reproductions of any documents, papers or computer records relating to the business of or belonging to the Company or any other Group Company; and

(b) immediately resign from any office he holds with the Company or any other Group Company (and from any related trusteeships) without any compensation for loss of office. Should Mr Scott fail to do so he hereby irrevocably authorises the Company to appoint some person in his name and on his behalf to sign any documents and do any thing to give effect to his resignation from office.

14.5 Mr Scott will not at any time after termination of the Employment represent himself as being in any way concerned with or interested in the business of, or employed by, the Company or any other Group Company.

14.6 The Company may suspend Mr Scott from the Employment during any period in which the Company is carrying out a disciplinary investigation into any alleged acts or defaults of Mr Scott. Such suspension shall be on full salary and benefits.

CONFIDENTIALITY

15. Except insofar as such information is already in the public domain, Mr Scott will keep secret and will not at any time (whether during the Employment or thereafter) use for his own or another's advantage, or reveal to any person, firm, company or organisation and shall use his best endeavours to prevent the publication or disclosure of any information which Mr Scott knows or ought reasonably to have known to be confidential, concerning the business or affairs of the Company or any other Group Company or any of its or their customers.

The restrictions in this clause shall not apply:

(a) to any disclosure or use authorised by the Board or required by law or by the Employment;

(b) so as to prevent Mr Scott from using his own personal skill in any business in which he may be lawfully engaged after the Employment is ended.

POST-TERMINATION COVENANT

16.1 For the purposes of clause 16 the term "Termination Date" shall mean the termination of the Employment howsoever caused (including, without limitation, termination by the Company which is in repudiatory breach of this agreement).

16.2 Mr Scott covenants with the Company (for itself and as trustee and agent for each other Group Company) that he shall not, whether directly or indirectly, on his own behalf or on behalf of or in conjunction with any other person, firm, company or other entity for the period of 6 months following the Termination Date, carry on, set up, be employed, engaged or interested in a business anywhere in the world which is in competition with the business of the Company or any Group Company as at the Termination Date and in relation to which Mr Scott is in possession of confidential information immediately prior to the Termination Date.

16.3 It is agreed that in the event that any such company ceases to be in competition with the Company and/or any Group Company clause 16.2 shall, with effect from that date, cease to apply in respect of such company.

16.4 The provisions of clause 16.2 shall not, at any time following the Termination Date, prevent Mr Scott from holding shares or other capital not amounting to more than 3% of the total issued share capital of any company whether listed on a recognised stock exchange or not and, in addition, shall not prohibit the seeking or doing of business not in direct or indirect competition with the business of the Company or any Group Company.

MISCELLANEOUS

17.1 This Agreement, together with any other documents referred to in this Agreement and the side letter between the parties of the same date as this Agreement constitutes the entire agreement and understanding between the parties, and supersedes all other agreements both oral and in writing between the Company or any Group Company and Mr Scott (other than those expressly referred to herein). Mr Scott acknowledges that he has not entered into this Agreement in reliance upon any representation, warranty or undertaking which is not set out in this Agreement or expressly referred to in it as forming part of Mr Scott's contract of employment.

17.2 Any notice to be given under this Agreement to Mr Scott may be served by being handed to him personally or by being sent by recorded delivery first class post to him at his usual or last known address; and any notice to be given to the Company may be served by being left at or by being sent by recorded delivery first class post to its registered office for the time being. Any notice served by post shall be deemed to have been served on the day (excluding Sundays and statutory holidays) next following the date of posting and in proving such service it shall be sufficient proof that the envelope containing the notice was properly addressed and posted as a prepaid letter by recorded delivery first class post.

17.3 This Agreement is governed by, and shall be construed in accordance with, the laws of England.

IN WITNESS WHEREOF this DEED has been duly executed and delivered by the parties the day and year first above written.

EXECUTED as a **DEED** by)
TIMOTHY ALEXANDER SCOTT)
in the presence of:)
HEATHER FIELD)
104 AMITY GROVE
WEST WIMBLEDON
LONDON SW20 OLJ
SECRETARY

THE COMMON SEAL of)
IMPERIAL CHEMICAL)
INDUSTRIES PLC)
was affixed in the presence of:)

Director:

~~Director~~/Company Secretary